UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON 6-K

CHANGE OF DIRECTOR

For the month of November 2025

Commission file number: 001-42255

Autozi Internet Technology (Global) Ltd.

(Exact name of registrant as specified in its charter)

Building B09

Intelligence Park No. 26 Yongtaizhuang North Road

Haidian District, Beijing, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Resignation of Jun Wang as director

On November 18, 2025, Jun Wang tendered to Autozi Internet Technology (Global) Ltd. (the “Company”) her resignation as a director of the Company, effectively immediately.

Ms. Wang’s resignation was due to personal reasons, and not as a result of any disagreement between Ms. Wang and the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of Shirong Tong as director and joint chief executive officer

Concurrently with the resignation of Ms. Wang, the board of directors of the Company appointed Mr. Shirong Tong to succeed Ms. Wang as a new director and the joint Chief Executive Officer of the Company.

Mr. Tong Shirong is an experienced professional in academia and business consulting. He obtained his Bachelor’s degree in Economics from China Coal Economics Institute and a Master of Business Administrations from Tongji University. Since September 2005, he has been serving as an Associate Professor at the school of Economics and Management, Shaoyang University, focusing on teaching and research in human resource management and economics. Prior to his academic career, from July 1998 to August 2002, he worked at Shandong Luneng Taishan Cable Co. Ltd, where he was engaged in market sales and channel development; from March 2004 to July 2004, Mr. Tong worked at Kaba Group (Germany), Shanghai Headquarters, responsible for market training and brand planning; and from August 2004 to August 2005, Mr. Tong worked at Shandong Shengda Technology Group Co., Ltd., focusing on human resources management.

In connection with Mr. Tong’s appointment, the Company has entered into a director agreement and an employment agreement with Mr. Tong.

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Exhibits

Exhibit No.	Description
10.1	Form of Director Agreement, entered by and between Mr. Tong and the Company.
10.2	Form of Employment Agreement, entered by and between Mr. Tong and the Company

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pheton Holdings Ltd

Date: November 21, 2025	By:	/s/ Houqi Zhang
	Name:	Houqi Zhang
	Title:	Chief Executive Officer and Chairman of the Board of Directors

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